UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 12.3% MoM INCREASE IN MARCH 2022 MONTHLY REVENUE; 4.0% YoY INCREASE IN 1Q22 QUARTERLY REVENUE

Hsinchu, Taiwan, April 8, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of March 2022 and for the first quarter ended March 31, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$28.62 to US$1.00 as of March 31, 2022.

Revenue for the first quarter of 2022 was NT$6,725.2 million or US$235.0 million, representing a slight decrease of 1.0% from the fourth quarter of 2021, and an increase of 4.0% from the first quarter of 2021. The Company noted its continued strong results reflect full utilization of its DDIC high-end test capacity. Q1 is typically a seasonally slower period for the industry with fewer working days than Q4.

Revenue for the month of March 2022 was NT$2,355.3 million or US$82.3 million, representing an increase of 12.3% from February 2022, and an increase of 0.5% from March 2021.

Consolidated Monthly Revenues (Unaudited)
	March 2022	February 2022	March 2021	MoM Change	YoY Change
Revenues (NT$ million)	2,355.3	2,096.9	2,344.6	12.3%	0.5%
Revenues (US$ million)	82.3	73.3	81.9	12.3%	0.5%

Consolidated Quarterly Revenues (Unaudited)
	First Quarter 2022	Fourth Quarter 2021	First Quarter 2021	QoQ Change	YoY Change
Revenues (NT$ million)	6,725.2	6,791.4	6,465.3	-1.0%	4.0%
Revenues (US$ million)	235.0	237.3	225.9	-1.0%	4.0%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.